UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:                                                                                                                                                         Bridge Builder Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

615 East Michigan Street
Milwaukee, WI  53202

Telephone Number (including area code):                                                                                               1-626-914-7363

Name and address of agent for service of process:

Elaine E. Richards, Esq.
U.S. Bancorp Fund Services LLC
2020 East Financial Way
Suite 100
Glendora, CA 91741

Copy to:
Timothy W. Levin, Esq.
Morgan, Lewis, & Bockius, LLP
1701 Market St.
Philadelphia, PA 19103-2921

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  Yes [ X ]   No [  ]

SIGNATURES

        Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Saint Louis and State of Missouri on the 12th day of March, 2013.

Bridge Builder Trust

By:           /s/ William H. Broderick
 Name: William H. Broderick, III
 Title:   Trustee

Attest:  /s/ John E. Shetterly

Name: John E. Shetterly

Title:  Director, Investment Advisory